Filed Pursuant to Rule 424(B)(3)
Registration No. 333-164313

PHILLIPS EDISON—ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 6 DATED MARCH 28, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 4 dated February 13, 2012 and Supplement No. 5 dated February 27, 2012. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the extension of the offering;

•	updates regarding risk factors;

•	information regarding distributions recently declared;

•	updates to the biographies of William M. Kahane and Edward M. Weil, Jr.

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2011; and

•	our consolidated financial statements and the notes thereto as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of March 25, 2012, we had raised aggregate gross offering proceeds of approximately $35.1 million from the sale of approximately 3.6 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Extension of Our Initial Public Offering

On March 21, 2012, our board of directors approved an extension of the termination date of this public offering from August 12, 2012 to August 12, 2013. Accordingly, all references to the termination of this offering are revised to state that this offering will terminate on August 12, 2013, unless further extended.

Risk Factors

The following risk factors revise and supplement, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors—Risks Related to This Offering and Our Corporate Structure.”

The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay. We may use the most recent price paid to acquire a share in this offering or a follow-on public offering as the estimated value of our shares until we have completed our offering stage. Even when AR Capital Advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any valuation (independent or otherwise), the offering price is likely to be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers, especially in light of the upfront fees that we pay in connection with the issuance of our shares.

To assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, AR Capital Advisor estimated the value of our common shares as $10.00 per share as of December 31, 2011. The basis for this valuation is the fact that the offering price of our shares of common stock in this offering is $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). AR Capital Advisor has indicated that it intends to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities—whether through this offering or follow-on public offerings—and have not done so for 18 months. If our board of directors determines that it is in our best interest, we may conduct follow-on offerings upon the termination of this offering. Our charter does not restrict our ability to conduct offerings in the future. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership.)

Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of the our assets because (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, AR Capital Advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

The actual value of shares that we repurchase under our share repurchase program may be substantially less than what we pay.

Under our share repurchase program, shares may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder’s death, qualifying disability or determination of incompetence. The maximum price that may be paid under the program is $10.00 per share, which is the offering price of our shares of common stock in the primary portion of this offering (ignoring purchase price discounts for certain categories of purchasers) and, as described above, the initial estimated value of our common shares disclosed to assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310. Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this primary offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $10.00 per share, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.

Distributions Declared

On March 21, 2012, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing May 1, 2012 through and including June 30, 2012. The declared distributions will equal an amount of $0.00178082 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. Distributions for the months of May and June will be paid on such days of June 2012 and July 2012, respectively, as our President may determine. Distributions will likely be funded from operations as well as debt proceeds, as our policy is not to fund distributions with proceeds from this offering.

Management

The following biography of William M. Kahane replaces the biography included in our prospectus under the heading “Management—Executive Officers and Directors.”

William M. Kahane – (Director) Mr. Kahane has served as one of our directors since December 2009. He has also served as a director of American Realty Capital New York Recovery REIT, Inc. (“NYRR”) since its formation in October 2009 and also served as president and treasurer of NYRR since its formation in October 2009 until March 2012. He has been active in the structuring and financial management of commercial real estate investments for over 35 years. Mr. Kahane has served as an executive officer and director of American Realty Capital Healthcare Trust (“ARCT”), the ARCT advisor and the ARCT property manager from their formation in August 2007. Mr. Kahane currently serves as a director of American Realty Capital – Retail Centers of America, Inc. (“ARC RCA”) and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively and also served as an executive officer of ARC RCA and the ARC RCA advisor until March 2012. Mr. Kahane currently serves as a director of American Realty Capital Healthcare Trust, Inc. (“ARC HT”), the ARC HT advisor and the ARC HT property manager since their formation in August 2010 and also served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager until March 2012. Mr. Kahane served as an executive officer and director of American Realty Capital Daily Net Asset Value Trust, Inc. (“ARC DNAV”), the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010 until March 2012. Mr. Kahane served as an executive officer and director of American Realty Capital Properties, Inc. (“ARCP”) and the ARCP advisor since their formation in December 2010 and November 2010, respectively, until March 2012. Mr. Kahane also has been the interested director of Business Development Corporation of America since its formation in May 2010 and, until March 2012, was chief operating officer. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008. Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 to 1979. From 1981 to 1992, Mr. Kahane worked at Morgan Stanley & Co., specializing in real estate, becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the chairman. Mr. Kahane worked very closely with Nicholas Schorsch while a trustee at AFRT (April 2003 to August 2006), during which time Mr. Kahane served as chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane has been a managing director of GF Capital Management & Advisors LLC, a New York-based merchant banking firm, where he has directed the firm’s real estate investments since 2001. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an MBA from Stanford University’s Graduate School of Business.

The following biography of Edward M. Weil, Jr. replaces the biography included in our prospectus under the heading “Management—Our Sponsors.”

        Edward M. Weil, Jr. has been the chief executive officer of Realty Capital Securities, LLC, our dealer manager, since December 2010. Mr. Weil has served as president, treasurer and secretary of NYRR since March 2012. Prior to such time, Mr. Weil served as executive vice president and secretary of NYRR since its formation in October 2009. Mr. Weil has nine years of real estate experience. Mr. Weil has also been an executive officer of NYRR’s advisor and property manager since their formation in November 2009. Mr. Weil served as an executive officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 through March 2012. Mr. Weil has served as an executive officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Weil has served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Weil has served as an executive officer, and, beginning in March 2012, a director, of ARC DNAV, and has served as an executive officer of the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Weil has served as an executive officer, and, beginning in March 2012, a director, of ARCP since its formation in December 2010 and has served as an executive officer of the ARCP advisor since its formation in November 2010. Mr. Weil has been a director and an executive officer of ARC Global DNAV, the ARC Global DNAV advisor and the ARC Global DNAV property manager since their formation in July 2011, July 2011 and January 2012, respectively. Mr. Weil has been a director and an executive officer of ARCT IV, the ARCT IV advisor and the ARCT IV property manager since their formation in February 2012. Mr. Weil was formerly the Senior Vice President of Sales and Leasing for American Financial Realty Trust (AFRT, from April 2004 to October 2006), where he was responsible for the disposition and leasing activity for a 33 million square foot portfolio of properties. Under the direction of Mr. Weil, his department was the sole contributor in the increase of occupancy and portfolio revenue through the sales of over 200 properties and the leasing of over 2.2 million square feet, averaging 325,000 square feet of newly executed leases per quarter. After working at AFRT, from October 2006 to May 2007, Mr. Weil was managing director of Milestone Partners Limited and prior to joining AFRT, from 1987 to April 2004, Mr. Weil was president of Plymouth Pump & Systems Co. Mr. Weil attended George Washington University. Mr. Weil holds FINRA Series 7, 24 and 63 licenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were formed as a Maryland corporation on October 13, 2009 and have elected to be treated as a real estate investment trust (“REIT”). Substantially all of our business is expected to be conducted through Phillips Edison—ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. We are the sole limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership.

We are offering to the public pursuant to a registration statement $1.785 billion in shares of common stock. This offering consists of a primary offering of $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan (the “DRP”) at a price of $9.50 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRP. As of December 31, 2011, we had raised $25.4 million in gross offering proceeds from the issuance of 2,658,159 shares of common stock.

Our advisor is American Realty Capital II Advisors, LLC (“AR Capital Advisor” or “our advisor”), a limited liability company that was formed in the State of Delaware on December 28, 2009 and that is indirectly wholly owned by American Realty Capital II, LLC (“AR Capital sponsor”). Under the terms of the advisory agreement between AR Capital Advisor and us, AR Capital Advisor will ultimately be responsible for the management of our day-to-day activities and the implementation of our investment strategy. AR Capital Advisor has delegated most of its duties under the advisory agreement, including the management of our day-to-day operations and our portfolio of real estate assets, to Phillips Edison NTR LLC (“Phillips Edison Sub-Advisor” or “our sub-advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor”). Notwithstanding such delegation to Phillips Edison Sub-Advisor, AR Capital Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

Market Outlook—Real Estate and Real Estate Finance Markets

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment’s effect on the real estate markets in which we operate.

As measured by the U.S. gross domestic product (“GDP”), the U.S. economy’s growth increased at an annual rate of 2.8% in the fourth quarter of 2011, according to preliminary estimates. For the full year of 2011, real GDP increased 1.7% compared with an increase of 3.0% for 2010. According to the Commerce Department, the GDP deceleration in year-to-year growth primarily reflected downturns in private inventory growth and in federal government spending. The increase in GDP in 2011 reflected positive contributions from personal consumption expenditures and exports, partially offset by decreased state and local government spending.

The U.S. retail real estate market displayed mixed signs in the continuance of its rebounding effort during 2011, as vacancy rates dropped again but so too did average per square foot leasing rates. Vacancy rates dropped to 7.0% at December 31, 2011, as compared to 7.3% at the end of 2010 even as inventory increased slightly. Although the vacancy rate declined in 2011, it is still considerably higher than the 6.0% vacancy rate seen at the end of 2007. The market had a positive net absorption of 51 million feet in 2011. It appears the positive absorption and decreased vacancy rate is coming at the expense of rents. Average rents, on a per square foot basis, continued the three-year trend of decreasing to $15.13 from $15.46 at the end of 2010.

The dollar sales total of retail real estate transactions increased by almost 20% in 2011, as compared to 2010. As the volume of transactions increased, sales prices increased and price per square foot of transactions increased by almost 12%. There was also a significant decrease in capitalization rates from 8.19% in 2010 to 7.72% in 2011.

Retail real estate displayed improving fundamentals in 2011. The improving fundamentals, along with the improving unemployment data suggest an increasingly positive market situation in 2012.

The Joint Venture

On September 20, 2011, we entered into the Joint Venture with a group of institutional international investors advised by CBRE Global Multi Manager (each a “Non-Controlling Interest”). We, through an indirectly wholly owned subsidiary, serve as the general partner of and will own a 54% interest in the Joint Venture. Each Non-Controlling Interest is a limited partner and they will collectively own a 46% interest in the Joint Venture. Below is a summary of the major terms of the Joint Venture. We have contributed all of our assets to date to the Joint Venture.

Investment Strategy. The Joint Venture intends to invest in necessity-based neighborhood and community shopping centers with acquisition costs of no more than $20 million per property. Each acquired property is to have an occupancy rate of at least 80%, with no vacant primary anchor tenant at the time of acquisition. The aggregate level of debt financing is generally not to exceed 50% of the gross asset value of the properties owned by the Joint Venture once all capital contributions have been fully funded, but may go up to 60% during the investment period.

Capital Contributions. We have committed to contribute approximately $59 million to the Joint Venture and the Non-Controlling Interests have committed to contribute $50 million in cash. We funded our capital commitment through the contribution of six properties (with a purchase price of approximately $63.0 million to acquire those properties) and cash. Partners are not obligated to contribute capital after March 20, 2013.

Management. As general partner, we control the management of the Joint Venture. We have engaged AR Capital Advisor to advise the Joint Venture. AR Capital Advisor has delegated its duties with respect to the Joint Venture to Phillips Edison Sub-Advisor. We have also engaged Phillips Edison Property Manager to provide property management services to the Joint Venture. The agreements generally mirror the similar agreements in place among and between us and our advisor, sub-advisor and property manager.

Certain major decisions will require the approval of an executive committee, which consists of four members: two appointed by us and two appointed by the Non-Controlling Interests. The major decisions that require executive committee approval include, but are not limited to:

•	certain related-party transactions;

•	acquisitions not consistent with the Joint Venture’s investment strategy;

•	the incurrence of debt or guarantees not consistent with the Joint Venture’s investment strategy;

•	litigation with a primary anchor tenant;

•	the decision to rebuild a property that has suffered a casualty (except as required by any lease or loan document);

•	disposing of substantially all of the assets of the Joint Venture before August 13, 2013;

•	the dissolution or liquidation of the Joint Venture or any subsidiary; and

•	any amendment to the limited partnership agreement of the Joint Venture.

Distributions. The Joint Venture will make periodic distributions of net cash flow to us and the Non-Controlling Interests pro rata based on our respective percentage interests. The portion allocated to the Non-Controlling Interests will first be distributed to the Non-Controlling Interests until it has received an inflation-adjusted real rate of return of 5%. The remaining net cash flow allocated to the Non-Controlling Interests will then be distributed 85% to the Non-Controlling Interests and 15% to Phillips Edison Sub-Advisor, which is also a limited partner for purposes of earning the promote but which is not investing any capital in the Joint Venture. No carried interest is paid to Phillips Edison Sub-Advisor with respect to the distributions allocated to us because we pay an incentive fee to AR Capital Advisor and Phillips Edison Sub-Advisor pursuant to our existing advisory agreement.

Outside Activities. Until March 20, 2013 (or the investment of all of the capital that is to be contributed to the Joint Venture), neither we nor Phillips Edison Sub-Advisor may acquire properties meeting the Joint Venture’s investment strategy except through the Joint Venture. This restriction applies to our affiliates and Phillips Edison Sub-Advisor’s affiliates as well.

Transfer Restrictions. The limited partnership agreement contains restrictions on each partner’s ability to transfer their interests in the Joint Venture, including certain indirect transfers. Notwithstanding those restrictions, none of the following transfers would constitute a breach of the limited partnership agreement:

•	transfers of a Non-Controlling Interest’s interest in the Joint Venture provided that we are first given an opportunity to purchase the interest at the proposed transfer price;

•

transfers of our interest in the Joint Venture to a “qualified property manager” for cash after the expiration of the “lock-out period,” which is defined as the earlier of (i) August 31, 2013 or (ii) the first date on which we have raised aggregate equity of $1.5 billion, subject to the Non-Controlling Interests’ tag-along rights described below;

•

indirect transfers of our interests, such as through changes in the ownership of us or our operating partnership, if no single person would directly or indirectly own 20% of our subsidiary that acts as the general partner to the Joint Venture;

•	any transfer of our shares issued in this offering or other public offerings; and

•	certain transfers to affiliates.

Tag-Along Rights. If we sell our interests to a qualified property manager, we must use commercially reasonable efforts to cause the purchaser to also purchase all of the interests of those individual Non-Controlling Interests who desire to sell. If the purchaser does not agree to purchase all of these interests, then each Non-Controlling Interest who desires to sell will sell a proportionate part of the interest it desires to sell and we will sell a proportionate part of our interest.

If we conduct a registered offering of shares listed on a national securities exchange, each Non-Controlling Interest has the right to convert its interest in the Joint Venture into privately issued shares in our company. The number of shares to be received will be based on the appraised value of the assets of the Joint Venture divided by the price paid in the offering.

Go-Along Obligation. After the expiration of the lock-out period, if we enter into an agreement to sell all of our interests in the Joint Venture for a cash purchase price, the Non-Controlling Interests must also sell all of their interests to the purchaser on the same terms.

Buy/Sell Procedures. We or the Non-Controlling Interests (acting as a group) may initiate buy/sell procedures with respect to our respective ownership interests in the event that a majority of the executive committee members are not able to reach an agreement on certain major decisions. Under the buy/sell procedures, one partner must deliver to the other partner notice of its intention to exercise the buy/sell option. Such notice shall state the value of the real and tangible personal property owned by the Joint Venture. The partner receiving such notice must either (i) sell its interests based on the value provided in the notice, or (ii) buy the other partner’s interests based upon that value. The buy/sell rights are not applicable at any time in which our interest in the Joint Venture is worth more than half of our total assets.

Real Estate Investment Summary

The following is a summary of our real estate properties as of December 31, 2011:

Property Name	Location	Property Type	Date Acquired	Contract Purchase Price (1)	Rentable Square Footage	Annualized Effective Rent (2)	Annualized Effective Rent per Leased Square Foot	Average Remaining Lease Term in Years	% Leased
Lakeside Plaza	Salem, Virginia	Shopping Center	12/10/10	$8.75 million	82,033	$821,740	$10.13	5.4 years	98.9%
Snow View Plaza	Parma, Ohio	Shopping Center	12/15/10	$12.30 million	100,460	$1,114,368	$12.05	7.3 years	92.0%
St. Charles Plaza	Haines City, Florida	Shopping Center	6/10/11	$10.10 million	65,000	$903,523	$14.43	12.3 years	96.3%
Southampton Village	Tyrone, Georgia	Shopping Center	10/14/11	$8.35 million	77,956	$812,422	$12.05	10.0 years	86.5%
Centerpoint	Easley, South Carolina	Shopping Center	10/14/11	$6.85 million	72,287	$680,007	$11.11	10.3 years	82.8%
Burwood Village Center	Glen Burnie, Maryland	Shopping Center	11/9/11	$16.60 million	105,834	$1,409,602	$13.75	7.4 years	96.9%
Cureton Town Center	Waxhaw, North Carolina	Shopping Center	12/29/11	$13.95 million	84,357	$1,107,532	$14.15	12.2 years	92.8%

(1)	The contract purchase price excludes closing costs and acquisition costs.
(2)	We calculate annualized effective rent as the annual contractual rent less any tenant concessions.

We are not aware of any material current tenants who will not be able to pay their contractual rental amounts as they become due or whose inability to pay would have a material adverse impact on our results of operations, financial condition and ability to pay distributions.

Results of Operations

Overview

Prior to September 17, 2010, our operations had not yet commenced. As a result, there are no comparisons for periods prior to September 17, 2010 in the accompanying sections. The accompanying discussion of the results of operations for the period ended December 31, 2010, pertain only to the period that our operations commenced, September 17, 2010, and the property-level information covers only the brief period beginning with our first acquisition, Lakeside Plaza, on December 10, 2010. Furthermore, as we acquired five properties during 2011, bringing total properties owned as of December 31, 2011 to seven, year-to-year comparative differences for the years ended December 31, 2010 and 2011 are largely attributable to the number of properties owned, the length of ownership of these properties, and abbreviated period of operations during 2010. As a result, the following discussion of our results of operation is not necessarily indicative of those expected in future periods.

Summary of operating activities for years ended December 31, 2011 and December 31, 2010

Total revenues for the year ended December 31, 2011 were $3.5 million, with rental income of $2.8 million. Other revenue, largely comprised of tenant reimbursements, was $767,000.

Total revenues for the year ended December 31, 2010 were $98,000, with rental income of $85,000. Other revenue, largely comprised of tenant reimbursements, was $13,000.

During year ended December 31, 2011, we entered into four new leases comprising a total of 5,950 square feet. These leases will generate first year base rental revenues of $98,000. There was no leasing activity during the year ended December 31, 2010, as we did not acquire our first property until December 2010.

Property operating expenses for the year ended December 31, 2011 were $631,000. The main items attributable to this total were: common area maintenance expense of $305,000, property management fees related to services provided by affiliates of Phillips Edison Sub-Advisor of $157,000, and insurance expense of $64,000.

Property operating expenses for the year ended December 31, 2010 were approximately $14,000. The items comprising this expense included common area maintenance expense and insurance.

Real estate tax expense was $507,000 and $18,000, respectively, for the years ended December 31, 2011 and December 31, 2010.

General and administrative expenses for the years ended December 31, 2011 and December 31, 2010, were $845,000 and $228,000, respectively. These amounts were comprised largely of asset management fees paid to AR Capital Advisor and Phillips Edison Sub-Advisor, audit and tax fees, legal, board-related expenses and transfer agent fees. Our sponsors provided $88,000 for the year ended December 31, 2011 and $140,000 for the year ended December 31, 2010 for certain of our general and administrative expenses as capital contributions. Our sponsors have not received, and will not receive, any reimbursement for this contribution. There is no assurance that our sponsors will continue to contribute monies to fund future expenses.

On March 28, 2011, we amended our advisory agreement to reflect a waiver of all or a portion of the asset management fee for any applicable period to the extent that as of the date of the payment, our modified funds from operations (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from Phillips Edison Sub-Advisor or an affiliate thereof (without any corresponding issuance of equity to Phillips Edison Sub-Advisor or its affiliate)) during the quarter were not at least equal to our declared distributions during the quarter, provided that the distribution rate during such quarter was no more than $0.65 per share on an annualized basis.

Asset management fees were $347,000 for the year ended December 31, 2011, but $284,000 of these total fees has been waived by AR Capital Advisor and Phillips Edison Sub-Advisor pursuant to the amended advisory agreement detailed in the previous paragraph.

Asset management fees were $18,000 for the year ended December 31, 2010, but were waived by our advisor and sub-advisor.

During year ended December 31, 2011, acquisition-related expenses in the amount of $1.8 million were incurred. Included in these acquisition-related expenses were acquisition fees due to AR Capital Advisor and Phillips Edison Sub-Advisor of $356,000 for the five acquisitions that closed during 2011, $288,000 for the completion of the Joint Venture agreement and $68,000 of expense was incurred for prospective acquisitions that did not close or have not yet closed. The remainder of the expense largely related to various professional services provided in connection with the acquisitions, including accounting, legal, environmental and due diligence.

For the year ended December 31, 2010, acquisition-related expenses in the amount of $467,000 were incurred. Included in these acquisition-related expenses were acquisition fees due to AR Capital Advisor and Phillips Edison Sub-Advisor of $215,000 and $34,000 of expense that was incurred for prospective acquisitions that did not close.

Depreciation and amortization expense for the years ended December 31, 2011 and December 31, 2010, was $1.5 million and $81,000, respectively.

Interest expense related to the variable-rate mortgages secured by our real estate assets was $811,000 for the year ended December 31, 2011.

Interest expense was $38,000 for the year ended December 31, 2010. Of this expense, approximately $2,000 was related to a loan provided to us by Phillips Edison Sub-Advisor.

As a result of the contribution of properties and cash to the Joint Venture beginning in November 2011, 46% of all net income or net loss recorded by the Joint Venture is allocable to the Non-Controlling Interests. For the year ended December 31, 2011, $152 of the net loss of the Joint Venture was allocated to the Non-Controlling Interests. As the operations of the Joint Venture did not begin until November 2011, there was no corresponding allocation of the net loss for the year ended December 31, 2010 to the interests.

The net loss attributable to our shareholders was $2.4 million and $747,000, respectively, for the years ended December 31, 2011 and 2010.

Liquidity and Capital Resources

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition-related expenses, operating expenses, distributions to stockholders and principal and interest on our outstanding indebtedness. Generally, we expect cash needs for items other than acquisitions and acquisition-related expenses will be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties. We expect to continue to raise capital through this offering and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of December 31, 2011, we had raised approximately $25.4 million in gross proceeds from this offering, including $0.2 million through the DRP.

As of December 31, 2011, we had cash and cash equivalents of approximately $7.0 million. During 2011, we generated cash of approximately $6.3 million.

This cash flow was the result of:

•	$0.6 million provided by operating activities, largely through cash provided by AR Capital Advisor and Phillips Edison Sub-Advisor, offsetting the net loss,

•

$56.1 million used in investing activities, $55.8 million was used in acquiring the five shopping centers acquired during the year and $0.1 million was used for capital improvements to our properties, and

•

$61.8 million provided by financing activities with approximately $17.3 million from the net proceeds of the issuance of common stock, net mortgage loans proceeds obtained in conjunction with the acquisitions of $32.1 million and $14.4 million provided by the Non-Controlling Interests as a result of our entry into the Joint Venture. These amounts were slightly offset by distributions paid of $0.7 million, net of DRP proceeds, and the payoff of a note payable to an affiliate of $0.6 million.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through net cash provided by property operations, proceeds from the offering, and proceeds from secured and unsecured debt financings, along with any deferral or waiver of fees by AR Capital Advisor or Phillips Edison Sub-Advisor. Operating cash flows are expected to increase as additional properties are added to our portfolio. The organization and offering costs associated with this offering are initially paid by our sponsors, which will be reimbursed for such costs up to 1.5% of the gross capital raised in this offering. As of December 31, 2011, AR Capital Advisor, Phillips Edison Sub-Advisor and their affiliates have paid approximately $7.1 million of organization and offering costs and $1.3 million of general and administrative expenses. Our sponsors provided $88,000 during the year ended December 31, 2011 and $140,000 for the year ended December 31, 2010 for certain of our general and administrative expenses as capital contributions. Our sponsors have not received, and will not receive, any reimbursement or additional equity for these contributions. Our sponsors do not intend to make further capital contributions to continue to fund certain of our general and administrative expenses. Under the terms of the advisory agreement, we are to reimburse on a monthly basis AR Capital Advisor, Phillips Edison Sub-Advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on our behalf, but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of this offering. In addition, approximately $2.0 million of organization and offering costs incurred by Phillips Edison Sub-Advisor on our behalf has not been charged to us or been recorded in our consolidated financial statements. Whether these costs will be billed to us in the future is at the discretion of Phillips Edison Sub-Advisor and will likely depend on the success of this offering. There is no assurance that our sponsors will continue to contribute monies to fund future expenses. We have $8.5 million of debt obligations, representing loans for Lakeside Plaza and Snow View Plaza, maturing in December 2012. We can extend these debt obligations until December 2013, by paying a fee equal to 0.25% of the outstanding balance at the time of the maturity dates in December 2012.

Cash provided by operating activities was approximately $593,000 for the year ended December 31, 2011. Included in this total was approximately $1.8 million of real estate acquisition-related expenses incurred during the period and expensed in accordance with ASC 805, Business Combinations. As of December 31, 2011, we owe AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates approximately $8.4 million for organization and offering expenses and general and administrative expenses. Until we have sufficient cash flow to cover our expenses, we will continue to rely upon AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates for financial support.

For the year ended December 31, 2011, gross distributions of approximately $873,000 were paid, including $158,000 of distributions reinvested through the DRP, for net cash distributions of $715,000. These distributions were funded from advances from Phillips Edison Sub-Advisor and cash generated from operations. For the year ended December 31, 2010, no distributions were paid. In January 2012, gross distributions of approximately $142,000 were paid, including $37,000 of distributions reinvested through the DRP, for net cash distributions of $105,000. These distributions were funded from advances from Phillips Edison Sub-Advisor and cash generated from operations. On November 9, 2011, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing January 1, 2012 through and including March 31, 2012. The declared distributions will equal an amount of $0.00178082 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. Distributions for the month of January were paid on February 1, 2012 and distributions for the month of February were paid on March 1, 2012. Distributions for the month of March will be paid on such day of April 2012 as our President may determine. All of the distributions paid in 2012 were funded from operations, as our policy is not to fund distributions with proceeds from this offering.

Our leverage ratio was 51.7% (calculated as secured mortgage notes payable, less cash and cash equivalents, as a percentage of total real estate investments, at cost) as of December 31, 2011.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on indebtedness, as well as payments on amounts due to our sponsors. Generally, we expect to meet cash needs for items other than acquisitions and acquisition-related expenses from our cash flow from operations, and we expect to meet cash needs for acquisitions and acquisition-related expenses from the net proceeds of this offering and from debt financings. We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including contributions or advances made to us by AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates and borrowings under future debt agreements.

Our charter limits our borrowings such that our total liabilities do not exceed 75.0% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets; however, we may exceed that limit if a majority of our conflicts committee approves each borrowing in excess of our charter limitation and if we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. In all events, we expect that our secured and unsecured borrowings will be reasonable in relation to the net value of our assets and will be reviewed by our board of directors at least quarterly.

Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors.

Contractual Commitments and Contingencies

Our contractual obligations as of December 31, 2011, were as follows:

	Payments due by period
	($000s)
	Total	2012	2013	2014	2015	2016
Principal payments—variable rate mortgage loan secured by Lakeside Plaza due December 2012	$6,125	$6,125	$—	$—	$—	$—
Lakeside Plaza interest payments (1)	172	172	—	—	—	—
Principal payments—variable rate mortgage loan secured by Snow View Plaza due December 2012	2,340	2,340	—	—	—	—
Snow View Plaza interest payments (1)	70	70	—	—	—	—
Principal payments—variable rate mortgage loan secured by St. Charles Plaza due June 2013	6,750	—	6,750	—	—	—
St. Charles Plaza interest payments (1)	294	212	82	—	—	—
Principal payments—variable rate mortgage loan secured by Centerpoint due November 2013	4,854	—	4,854	—	—	—
Centerpoint interest payments (2)	248	135	113	—	—	—
Principal payments—variable rate mortgage loan secured by Southampton Village due November 2013	5,920	—	5,920	—	—	—
Southampton Village interest payments (2)	302	165	137	—	—	—
Principal payments—variable rate mortgage loan secured by Burwood Village Center due November 2013	11,924	—	11,924	—	—	—
Burwood Village Center interest payments (2)	609	333	276	—	—	—
Principal payments—variable rate mortgage loan secured by Cureton Town Center due January 2016	8,875	—	70	168	168	8,469
Cureton Town Center interest payments (2)	977	248	247	243	238	1

Total	$49,460	$9,800	$30,373	$411	$406	$8,470

Distributions

For the year ended December 31, 2011, gross distributions of approximately $873,000 were paid, including $158,000 of distributions reinvested through the DRP, for net cash distributions of $715,000. These distributions were funded from cash generated by operations of $593,000 and by advances from Phillips Edison Sub-Advisor of $122,000 . For the year ended December 31, 2010, no distributions were paid. In January 2012, gross distributions of approximately $142,000 were paid, including $37,000 of distributions reinvested through the DRP, for net cash distributions of $105,000. These distributions were funded from advances from Phillips Edison Sub-Advisor and cash generated from operations. On November 9, 2011, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing January 1, 2012 through and including March 31, 2012. The declared distributions will equal an amount of $0.001780802 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. Distributions for the month of January were paid on February 1, 2012 and distributions for the month of February were paid on March 1, 2012. Distributions for the month of March will be paid on such day of April 2012 as our President may determine. Distributions were funded from operations as well as debt proceeds and sponsor contributions, as our policy is not to fund distributions with proceeds from this offering.

We expect to pay distributions monthly and continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so. The timing and amount of distributions will be determined by our board and will be influenced in part by its intention to comply with REIT requirements of the Internal Revenue Code.

We expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of funds that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to borrowings to fund our distributions. We may also fund such distributions from advances from our sponsors or from any deferral or waiver of fees by AR Capital Advisor or Phillips Edison Sub-Advisor.

Our distribution policy is not to use the proceeds of this offering to pay distributions. However, our board has the authority under our organizational documents, to the extent permitted by Maryland law, to pay distributions from any source without limit, including proceeds from this offering or the proceeds from the issuance of securities in the future.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90.0% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Funds From Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets and impairment charges, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and non-controlling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, impairment charges, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe FFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but is not limited to, necessity-based neighborhood and community shopping centers, first- and second-priority mortgage loans, mezzanine loans, bridge and other loans, mortgage-backed securities, collateralized debt obligations, and debt securities of real estate companies. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, as impairments are based on estimated future undiscounted cash flows, investors are cautioned that we may not recover any impairment charges. FFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO.

Since FFO was promulgated, GAAP has expanded to include several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	gains or losses from the early extinguishment of debt;

(6)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(7)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(8)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(9)	gains or losses related to contingent purchase price adjustments; and

(10)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management and investors assess the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition.

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Acquisition fees and expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition-related costs have been and will continue to be funded from the proceeds of our offering and generally not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include those paid to AR Capital Advisor, Phillips Edison Sub-Advisor or third parties.

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Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application may result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

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Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes ratably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

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Gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in core operating fundamentals rather than changes that may reflect anticipated gains or losses.

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Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired. Acquisition costs also adversely affect our book value and equity.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition-related costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of this offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

NET LOSS TO FFO RECONCILIATION

($000’s)
	Three months ended December 31, 2011	Year ended December 31, 2011	Year ended December 31, 2010	Cumulative since Inception (1)
Net loss attributable to our shareholders	$(1,071)	$(2,364)	$(747)	$(3,111)
Depreciation and amortization	647	1,500	81	1,581
Non-controlling interests	(117)	(117)	—	(117)

Funds from operations	$(541)	$(981)	$(666)	$(1,647)
Acquisition-related expenses	1,011	1,751	467	2,218
Amortization of above/below market leases	98	312	17	329
Straight-line rental income	(45)	(79)	—	(79)
Non-controlling interests	(124)	(124)	—	(124)

MFFO	$399	$879	$(182)	$697

Distributions paid	$330	$873	$—	$873

(1)	Inception was September 17, 2010

Critical Accounting Policies

Below is a discussion of our critical accounting policies. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation and Amortization. Investments in real estate are carried at cost and depreciated using the straight-line method over the estimated useful lives. Third-party acquisitions costs are expensed as incurred. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Costs directly associated with the development of land and those incurred during construction will be capitalized as part of the investment basis. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	30 years
Building improvements	30 years
Land improvements	15 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures and equipment	5—7 years

Real Estate Acquisition Accounting. In accordance with Statement of ASC 805, Business Combinations (“ASC 805”), we record real estate, consisting of land, buildings and improvements, at fair value. We allocate the cost of an acquisition to the acquired tangible assets, identifiable intangibles and assumed liabilities based on their estimated acquisition-date fair values. In addition, ASC 805 requires that acquisition costs be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value is amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, not including renewals.

We will estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management will include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

We will amortize the value of in-place leases to depreciation and amortization expense over the remaining average non-cancelable term of the respective leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities will require us to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets. We will monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may be impaired. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets as defined by ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets. Particular examples of events and changes in circumstances that could indicate potential impairments are: significant decreases in occupancy, rental income, operating income and market values.

Revenue Recognition

We will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and we will include amounts expected to be received in later years in deferred rents. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved. We will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred. We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We will make estimates of the collectability of our tenant receivables related to base rents, expense reimbursements and other revenue or income. We will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

We will recognize gains on sales of real estate pursuant to the provisions of ASC 605-976, Accounting for Sales of Real Estate (“ASC 605-976”). The specific timing of a sale will be measured against various criteria in ASC 605-976 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Interest income from loans receivable will be recognized based on the contractual terms of the debt instrument utilizing the effective interest method. Under the effective interest method, interest expense is recognized at a constant yield based on the increasing or decreasing carrying value of the loans. The total interest expense for each period is the carrying value of the loans at the start of the period multiplied by the effective interest rate. The amount of amortization of the loan discount or premium is the difference between the effective interest expense for the period and the accrued stated interest. As the carrying amount changes each period by the amount of amortized discount or premium, interest expense either increases (for discounts) or decreases (for premiums) over the life of the loans. Fees related to any buydown of the interest rate will be deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Closing costs related to the purchase of a loan receivable will be amortized over the term of the loan and accreted as an adjustment against interest income.

Impact of Recently Issued Accounting Pronouncements

Effective January 1, 2011, companies are required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The adoption of this pronouncement did not have a material impact on us.

Effective January 1, 2011, public companies that enter into a business combination are required to disclose pro forma revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures are expanded. If we enter into a business combination, we will comply with the disclosure requirements of this guidance.

In May 2011, the Financial Accounting Standard Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 will be effective for us for the annual period beginning after December 15, 2011. We do not expect the adoption of ASU 2011-04 to have a material effect on its operating results or financial position.

Effective January 1, 2012, public companies will be required to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income. We do not expect the adoption will have any effect on our financial statements.

Subsequent Events

Property Acquisitions

On February 23, 2012, we, through the Joint Venture, purchased two shopping centers with an aggregate of 129,272 rentable square feet, Tramway Crossing and Westin Centre, for an aggregate purchase price of $11.5 million. Both properties are anchored by Food Lion. Tramway crossing is located in Sanford, North Carolina and is approximately 95.5% leased with a current aggregate annual effective rent of approximately $546,000. Westin Centre is located in Fayetteville, North Carolina and is 100% leased with a current aggregate annual effective rent of approximately $635,000.

Sale of Shares of Common Stock

From January 1, 2012 through March 11, 2012, we raised approximately $7.2 million through the issuance of approximately 0.7 million shares of our common stock under this offering. As of March 11, 2012, approximately 146.6 million shares remained available for sale to the public under this offering, exclusive of shares available under the DRP.

Distributions

On January 3, 2012, we paid a distribution equal to a daily amount of $.00178082 per share of common stock outstanding for stockholders of record for the period for December 1, 2011 to December 31, 2011. The total gross amount of the distribution was approximately $142,000, with $37,000 being reinvested in the DRP, for a net cash distribution of $105,000. The January distribution was funded from cash generated from operations and advances by Phillips Edison Sub-Advisor.

On February 1, 2012, we paid a distribution equal to a daily amount of $.00178082 per share of common stock outstanding for stockholders of record for the period for January 1, 2012 to January 31, 2012. The total gross amount of the distribution was approximately $153,000, with $41,000 being reinvested in the DRP, for a net cash distribution of $112,000. The February distribution was funded from cash generated from operations and advances by Phillips Edison Sub-Advisor.

On March 1, 2012, we paid a distribution equal to a daily amount of $.00178082 per share of common stock outstanding for stockholders of record for the period for February 1, 2012 to February 29, 2012. The total gross amount of the distribution was approximately $160,000, with $46,000 being reinvested in the DRP, for a net cash distribution of $114,000. The March distribution was funded from cash generated from operations and advances by Phillips Edison Sub-Advisor.

Declaration of Distributions

On February 20, 2012, our board of directors declared distributions to be paid for daily stockholders of record for the month of April 2012. On March 21, 2012, our board of directors declared distributions to be paid for daily stockholders of record for the months of May and June 2012. These distributions will be in a daily amount equal to $.00178082 per share of common stock outstanding.

Experts

The following information supplements the disclosure in the prospectus under the heading “Experts.”

The consolidated financial statements of Phillips Edison—ARC Shopping Center REIT Inc. and its subsidiaries as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and December 31, 2010 and for the period from December 3, 2009 (date of inception) through December 31, 2009, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such consolidated financial statements and financial statement schedules have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2011 and 2010	F-3

Consolidated Statements of Operations for the years ended December 31, 2011 and 2010 and for the period from December 3, 2009 (formation) to December 31, 2009	F-4

Consolidated Statements of Equity for the years ended December 31, 2011 and December 31, 2010 and for the period from December 3, 2009 (formation) to December 31, 2009	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010 and for the period from December 3, 2009 (formation) to December 31, 2009	F-6

Notes to Consolidated Financial Statements	F-7

Real Estate and Accumulated Depreciation (Schedule III)	F-23

*	All schedules other than the one listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Phillips Edison—ARC Shopping Center REIT Inc.

We have audited the accompanying consolidated balance sheets of Phillips Edison—ARC Shopping Center REIT Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 2011 and 2010 and the period from December 3, 2009 (formation) to December 31, 2009. Our audits for the years ended December 31, 2011 and 2010, also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Phillips Edison—ARC Shopping Center REIT Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010 and the period from December 3, 2009 (formation) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule as of and for the years ended December 31, 2011 and 2010, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

March 23, 2012

PHILLIPS EDISON—ARC SHOPPING CENTER REIT INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2011	December 31, 2010
ASSETS
Investment in real estate:
Land	$21,338	$6,000
Building and improvements	49,415	13,126

Total investment in real estate assets	70,753	19,126
Accumulated depreciation and amortization	(1,261)	(65)

Total investment in real estate assets, net	69,492	19,061
Acquired intangible lease assets, net of accumulated amortization of $807 and $43, respectively	6,799	2,341
Cash and cash equivalents	6,969	707
Restricted cash	214	11
Accounts receivable, net of bad debt reserve of $35 and $0, respectively	786	189
Deferred financing expense, less accumulated amortization of $203 and $10, respectively	599	231
Prepaid expenses and other	333	173

Total assets	$85,192	$22,713

LIABILITIES AND EQUITY
Liabilities:
Mortgage loans payable	$46,788	$14,695
Notes payable—affiliates	—	600
Acquired below market lease intangibles, less accumulated amortization of $161 and $10, respectively	1,203	451
Accounts payable	47	113
Accounts payable—affiliates	8,395	5,542
Accrued and other liabilities	1,574	155

Total liabilities	58,007	21,556
Commitments and contingencies (Note 9)
Equity:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized, 0 and zero shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	$—	$—
Common stock, $0.01 par value per share, 180,000,000 shares authorized, 2,658,159 and 730,570 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	27	7
Additional paid-in capital	17,980	1,934
Accumulated deficit	(4,126)	(784)

Total shareholders’ equity	13,881	1,157
Noncontrolling interests	13,304	—

Total equity	27,185	1,157

Total liabilities and equity	$85,192	$22,713

See notes to consolidated financial statements.

PHILLIPS EDISON—ARC SHOPPING CENTER REIT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 AND THE PERIOD FROM

DECEMBER 3, 2009 (FORMATION) TO DECEMBER 31, 2009

(In thousands, except share and per share amounts)

	2011	2010	2009
Revenues:
Rental income	$2,762	$85	$—
Tenant recovery income	750	13	—
Other property income	17	—	—

Total revenues	3,529	98	—

Expenses:
Property operating	631	14	—
Real estate taxes	507	18	—
General and administrative	845	228	—
Acquisition-related expenses	1,751	467	—
Depreciation and amortization	1,500	81	—

Total expenses	5,234	808	—

Operating loss	(1,705)	(710)	—
Other income (expense):
Interest expense	(811)	(38)	—
Other income	—	1	—

Total other income (expense)	(811)	(37)	—

Net loss	(2,516)	(747)	—
Net loss attributable to noncontrolling interests	152	—	—

Net loss attributable to Company shareholders	$(2,364)	$(747)	$—

Per common share information—basic and diluted:
Loss per share—basic and diluted	$(1.57)	$(4.44)	$—

Weighted average common shares outstanding—basic and diluted	1,503,477	168,419	20,000

See notes to consolidated financial statements.

PHILLIPS EDISON—ARC SHOPPING CENTER REIT INC.

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Balance at December 3, 2009 (formation)	—	$—	$—	$—	$—	$—	$—
Issuance of common stock at formation	20,000	—	200	—	200	—	200

Balance at December 31, 2009	20,000	$—	$200	$—	$200	$—	$200
Issuance of common stock	710,570	7	6,384	—	6,391	—	6,391
Contribution from sponsor			140	—	140	—	140
Common distributions declared, $0.22 per share	—	—	—	(37)	(37)	—	(37)
Offering costs	—	—	(4,790)	—	(4,790)	—	(4,790)
Net loss	—	—	—	(747)	(747)	—	(747)

Balance at December 31, 2010	730,570	$7	$1,934	$(784)	$1,157	$—	$1,157
Issuance of common stock	1,916,572	20	18,596	—	18,616	—	18,616
Issuance of preferred stock	—	—	—	—	—	125	125
Share repurchases	(5,630)	—	(56)	—	(56)	—	(56)
Contributions from Sponsors	—	—	88	—	88	—	88
Dividend reinvestment program (DRP)	16,647	—	158	—	158	—	158
Contributions from non-controlling interests	—	—	—	—	—	14,441	14,441
Reallocation of equity from contribution of properties to Joint Venture	—	—	1,003	—	1,003	(1,003)	—
Common distributions declared, $0.65 per share	—	—	—	(978)	(978)	—	(978)
Distributions to non-controlling interests	—	—	—	—	—	(92)	(92)
Offering costs	—	—	(3,726)	—	(3,726)	—	(3,726)
Offering costs—issuance of preferred stock	—	—	(17)	—	(17)	(15)	(32)
Net loss	—	—	—	(2,364)	(2,364)	(152)	(2,516)

Balance at December 31, 2011	2,658,159	$27	$17,980	$(4,126)	$13,881	$13,304	$27,185

See notes to consolidated financial statements.

PHILLIPS EDISON—ARC SHOPPING CENTER REIT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 AND THE PERIOD FROM

DECEMBER 3, 2009 (FORMATION) TO DECEMBER 31, 2009

(In thousands)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,516)	$(747)	$—
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,500	81	—
Net amortization of above and below market leases	312	17	—
Amortization of deferred financing costs	193	10	—
Straight-line rental income	(79)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(518)	—	—
Prepaid expenses and other	(163)	(173)	—
Accounts payable	(66)	113	—
Accounts payable—affiliates	708	782	—
Accrued and other liabilities	1,222	118	—

Net cash provided by operating activities	593	201	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures and acquisitions	(55,946)	(21,238)	—
Change in restricted cash	(203)	(11)	—

Net cash used in investing activities	(56,149)	(21,249)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	18,616	6,391	200
Proceeds from issuance of non-controlling stock, net	93	—	—
Redemptions of common stock	(56)	—	—
Payment of offering costs	(1,364)	—	—
Payments on mortgage loans payable	(25,430)	—	—
Proceeds from mortgage loans payable	57,523	14,695	—
Proceeds from notes payable—affiliates	—	1,500	—
Payments on notes payable—affiliates	(600)	(900)	—
Distributions paid, net of DRP	(715)	—	—
Contributions from non-controlling interest	14,441	—	—
Payments of loan financing costs	(690)	(131)	—

Net cash provided by financing activities	61,818	21,555	200

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,262	507	200
CASH AND CASH EQUIVALENTS:
Beginning of period	707	200	—

End of period	$6,969	$707	$200

SUPPLEMENTAL CASHFLOW DISCLOSURE, INCLUDING NON-CASH FINANCING ACTIVITIES:
Offering costs payable to sub-advisor	$2,362	$3,847	$943
Distributions payable	142	37	—
Distributions payable—non-controlling interests	92	—	—
Cash paid for interest	557	140	—
Dividends reinvested	158	—	—
Reclassification of deferred offering costs to additional paid-in capital	—	4,790	—
Financing costs due (to)/from advisor and sub-advisor, net	19	(110)	—
Contributions from sponsors	88	140	—

See notes to consolidated financial statements.

Phillips Edison—ARC Shopping Center REIT Inc.

Notes to Consolidated Financial Statements

1. ORGANIZATION

Phillips Edison—ARC Shopping Center REIT Inc. (the “Company”) was formed as a Maryland corporation on October 13, 2009 and has elected to be treated as a real estate investment trust (“REIT”). Substantially all of the Company’s business is expected to be conducted through Phillips Edison—ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. The Company is the sole limited partner of the Operating Partnership, and the Company’s wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership.

The Company is offering to the public pursuant to a registration statement $1.785 billion in shares of common stock. The offering consists of a primary offering of $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan (the “DRP”) at a price of $9.50 per share. The Company has the right to reallocate the shares of common stock offered between the primary offering and the DRP. As of December 31, 2011, the Company had raised $25.4 million in gross offering proceeds from the issuance of 2,658,159 shares of common stock.

On August 12, 2010, the Company’s registration statement on Form S-11 (File No. 333-164313) was declared effective under the Securities Act of 1933, and on September 17, 2010, the Company broke the minimum offering escrow amount of $2.5 million. Prior to September 17, 2010, the Company’s operations had not yet commenced.

The Company’s advisor is American Realty Capital II Advisors, LLC (the “Advisor”), a limited liability company that was formed in the State of Delaware on December 28, 2009 and that is indirectly wholly owned by American Realty Capital II, LLC (“AR Capital sponsor”). Under the terms of the advisory agreement between the Advisor and the Company, the Advisor will ultimately be responsible for the management of the Company’s day-to-day activities and the implementation of its investment strategy. The Advisor has delegated most of its duties under the advisory agreement, including the management of the Company’s day-to-day operations and its portfolio of real estate assets, to Phillips Edison NTR LLC (the “Sub-advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor”). Notwithstanding such delegation to the Sub-advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

We invest primarily in well-occupied grocery-anchored neighborhood and community shopping centers having a mix of solid national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. In addition, the Company may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that the Company determines are in the best interests of its stockholders. The Company expects that retail properties primarily would underlie or secure the real estate-related loans and securities in which it may invest.

On September 20, 2011, the Company entered into a joint venture with a group of institutional international investors advised by CBRE Investors Global Multi Manager (each a “Non-Controlling Interest”). The joint venture is in the form of PECO-ARC Institutional Joint Venture I., L.P., a Delaware limited partnership (the “Joint Venture”). The Company, through an indirectly wholly owned subsidiary, holds an approximate 54% interest in the Joint Venture, serves as the general partner and manages the operations of the Joint Venture. The Non-Controlling Interests hold the remaining approximate 46% interest. The Joint Venture intends to invest in grocery-anchored neighborhood and community shopping centers with acquisition costs of no more than $20 million per property. The Company has committed to contribute approximately $59 million to the Joint Venture and the Non-Controlling Interests have committed to contribute $50 million in cash. During the November and December, 2011, we contributed six properties (which we acquired for $63.0 million) to the Joint Venture. Until March 20, 2013 (or the investment of all of the capital that is to be contributed to the Joint Venture), neither the Company nor the Sub-advisor or affiliates of the Sub-advisor may acquire properties meeting the Joint Venture’s investment strategy, except through the Joint Venture.

The Company, through the Joint Venture, owned fee simple interests in seven real estate properties acquired from third parties unaffiliated with the Company or the Advisor. The following is a summary of the Company’s real estate properties as of December 31, 2011:

Property Name	Location	Property Type	Date Acquired	Contract Purchase Price (1)
Lakeside Plaza	Salem, Virginia	Shopping Center	12/10/10	$8.75 million
Snow View Plaza	Parma, Ohio	Shopping Center	12/15/10	$12.30 million
St. Charles Plaza	Haines City, Florida	Shopping Center	6/10/11	$10.10 million
Southampton Village	Tyrone, Georgia	Shopping Center	10/14/11	$8.35 million
Centerpoint	Easley, South Carolina	Shopping Center	10/14/11	$6.85 million
Burwood Village Center	Glen Burnie, Maryland	Shopping Center	11/9/11	$16.60 million
Cureton Town Center	Waxhaw, North Carolina	Shopping Center	12/29/11	$13.95 million

(1)	The contract purchase price excludes closing costs and acquisition costs.
(2)	The Company annualized effective rent as monthly contractual rent as of December 31, 2011 multiplied by 12 months, less any tenant concessions

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements of the Company include the accounts of the Company and the Operating Partnership (over which the Company exercises financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with the Company. All significant intercompany balances and transactions are eliminated upon consolidation.

Basis of Presentation—During June 2011, the Company completed its analysis of the fair value allocation for the acquisition of Lakeside Plaza based on obtaining additional appraisal information. As a result of the change in allocation for this acquisition, there was no material impact to the statement of operations. The revised allocations of the fair value of this center have been retrospectively reflected in the consolidated balance sheet as of December 31, 2010, in accordance with accounting principles generally accepted in the United States (“GAAP”).

Partially Owned Entities If the Company determines that it is an owner in a variable-interest entity (“VIE”) and it holds a controlling financial interest, then it will consolidate the entity as the primary beneficiary. For partially-owned entities determined not to be a VIE, the Company analyzes rights held by each partner to determine which would be the consolidating party. The Company will generally consolidate entities (in the absence of other factors when determining control) when it has over a 50% ownership interest in the entity. The Company will assess its interests in VIEs on an ongoing basis to determine whether or not it is the primary beneficiary. However, the Company will also evaluate who controls the entity even in circumstances in which it has greater than a 50% ownership interest. If the Company does not control the entity due to the lack of decision-making abilities, it will not consolidate the entity.

The Company performed an analysis of the assets held through the Joint Venture in accordance with ASC 810—Consolidations. Based upon this analysis the Company has determined the Joint Venture should be consolidated into the Company’s consolidated financial statements. As a result of the contribution of the assets to the Joint Venture, there was a difference of $1.0 million in the net book value of the contributed assets and the agreed upon contribution value of the assets. In accordance with GAAP the difference arising from the contribution to the Joint Venture was not recognized as a gain on sale in the Consolidated Statements of Operations, rather it was treated as a reallocation of equity to the Company’s shareholders from the Non-Controlling Interests.

Use of Estimates—The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; and initial valuations of tangible and intangible assets and liabilities and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

Organizational and Offering Costs—The Sub-advisor has paid offering expenses on the Company’s behalf. The Company will reimburse on a monthly basis the Sub-advisor for these costs and future offering costs it, the Advisor, or any of their respective affiliates may incur on the Company’s behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering or cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by the Company to exceed 15.0% of gross offering proceeds as of the date of the reimbursement. These offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by the Company in connection with the offering, including legal, accounting, printing, mailing and filing fees, charges of the escrow holder and transfer agent, reimbursement to the Advisor and Sub-advisor for the Company’s portion of the salaries and related employment costs of the Advisor’s and Sub-advisor’s employees who provide services to the Company (excluding costs related to employees who provide services for which the Advisor or Sub-advisor, as applicable, receive acquisition or disposition fees), reimbursement to Realty Capital Securities, LLC, the dealer manager (“the Dealer Manager”), for amounts it may pay to reimburse the bona fide due diligence expenses of broker-dealers, costs in connection with preparing supplemental sales materials, the Company’s costs of conducting bona fide training and education meetings (primarily the travel, meal and lodging costs of the non-registered officers of the Company and the non-registered officers of the Advisor and Sub-advisor to attend such meetings, and cost reimbursement for non-registered employees of the company’s affiliates to attend retail seminars conducted by broker-dealers. These offering costs include travel services provided to the Advisor or Sub-advisor by a related party of one or more of the sponsors. Costs associated with the offering are charged against the gross proceeds of the offering. As of December 31, 2011, the Advisor, Sub-advisor and their affiliates have paid approximately $7.1 million of offering costs. Under the terms of the advisory agreement, the Company is to reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates for cumulative offering costs and future offering costs they may incur on the Company’s behalf, but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the Company’s offering. The Company owes the Advisor, Sub-advisor and their affiliates approximately $7.1 million for organization and offering costs as of December 31, 2011. In addition, $2.0 million of offering costs incurred by the Sub-advisor on the Company’s behalf has not been charged to the Company or been recorded in the Company’s consolidated financial statements. Whether these costs will be billed to the Company in the future is at the discretion of the Sub-advisor and will likely depend on the success of the Company’s offering.

As of December 31, 2010, the Company owed the Advisor, Sub-advisor and their affiliates approximately $4.8 million for organization and offering costs.

Investment Property and Lease Intangibles—Real estate assets acquired by the Company are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 5-7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful life of the assets are capitalized and maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. The Company recorded no impairments for the years ended December 31, 2011 and 2010.

Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the results of operations of acquired properties are included in the Company’s results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques that the Company believes are similar to those used by independent appraisers are used to allocate the purchase price of each identifiable asset acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities, such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations, mortgage notes payable and any goodwill or gain on purchase. Acquisition related costs are expensed as incurred. Values of buildings and improvements are determined on an as if vacant basis.

The estimated fair value of acquired in-place leases is the costs the Company would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, the Company evaluates the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of above- and below-market lease value is charged to rental revenue.

Acquired above- and below-market ground lease values are recorded based on the difference between the present values (using an interest rate that reflects the risks associated with the lease acquired) of the contractual amounts to be paid pursuant to the ground leases and management’s estimate of the fair value of land under the ground leases. The capitalized above- and below-market lease values will be amortized as adjustments to ground lease expense over the lease term.

Management will estimate the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable will be initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance will be amortized over the life of the mortgage note payable as an adjustment to interest expense.

Deferred Financing Costs—Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing costs incurred during the years ended December 31, 2011 and 2010, respectively, were approximately $561,000 and $241,000. Of this amount, for the years ended December 31, 2011 and 2010, respectively, $180,000 and $110,000 was incurred as a result of the financing fee due to the Advisor, Sub-advisor and their affiliates. Amortization of deferred financing costs for the years ended December 31, 2011 and 2010, respectively, was $193,000 and $10,000 and was recorded in interest expense in the consolidated statements of operations.

Revenue Recognition—The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If the Company concludes that it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease; and

•	who constructs or directs the construction of the improvements.

The Company recognizes rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts receivable. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease. The Company’s policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved. The Company periodically reviews the collectability of outstanding receivables. Allowances will be taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, the Company provides for losses related to unrecovered intangibles and other assets. For the years ended December 31, 2011 and 2010, the Company recognized straight-line rental income of $79,000 and $0, respectively.

Income Taxes—The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the taxable year ended December 31, 2010. The Company’s qualification and taxation as a REIT depends on its ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If the Company fails to qualify as a REIT for any reason in a taxable year, it will be subject to tax on its taxable income at regular corporate rates. The Company would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. The Company will also be disqualified for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions.

Repurchase of Common Stock—The Company offers a share repurchase program which may allow certain stockholders to have their shares repurchased subject to approval and certain limitations and restrictions (see Note 3). The Company accounts for those financial instruments that represent a mandatory obligation of the Company to repurchase shares as liabilities to be reported at settlement value. At such time, the Company will reclassify such obligations from equity to a liability based upon their respective settlement values. As of December 31, 2011 and December 31, 2010, no such obligations existed.

Restricted Cash—Restricted cash primarily consisted of escrowed insurance premiums, real estate taxes and investor proceeds for which shares of common stock had not been issued of $214,000 and $11,000 as of December 31, 2011 and December 31, 2010, respectively.

Earnings Per Share—Earnings per share are calculated based on the weighted average number of common shares outstanding during each period. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for the years ended December 31, 2011 and 2010.

Segment Reporting—The Company assesses and measures operating results of its properties based on net property operations. The Company internally evaluates the operating performance of its portfolio of properties and does not differentiate properties by geography, size or type. Each of the Company’s investment properties is considered a separate operating segment, as each property earns revenue and incurs expenses, individual operating results are reviewed and discrete financial information is available. However, the Company’s properties are aggregated into one reportable segment as the Company evaluates the aggregate performance of the properties.

Non-controlling Interests—Non-controlling interests in the consolidated balance sheets represents the economic equity interest of the Joint Venture that are not owned by the Company. Non-controlling interests in the consolidated statements of equity represent contributions, distributions and allocated earnings of the group of international investors advised by CBRE Investors Global Multi Manager. Non-controlling interests in earnings of the Joint Venture in the consolidated statements of operations represents earning allocated to non-controlling interests based on the economic ownership percentage of the consolidated Joint Venture held by these investors.

Interest—Interest is charged to expense as it accrues. No interest costs were capitalized during the years ended December 31, 2011 and 2010. However, in the future some interest incurred may be capitalized to related development projects.

Impact of Recently Issued Accounting Pronouncements— Effective January 1, 2011, companies are required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The adoption of this pronouncement did not have a material impact on the Company.

Effective January 1, 2011, public companies that enter into a business combination are required to disclose pro forma revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures are expanded. The Company is in compliance with the disclosure requirements of this guidance.

In May 2011, the Financial Accounting Standard Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 will be effective for the Company for the annual period beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material effect on its operating results or financial position.

3. STOCKHOLDERS’ EQUITY

General—The Company has the authority to issue a total of 180,000,000 shares of common stock with a par value of $0.01 per share and 10,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2011, the Company has issued 2,658,159 shares of common stock, including 16,647 shares issued through the DRP, generating gross cash proceeds of $25.4 million. The holders of shares of the common stock, are entitled to one vote per share on all matters voted on by stockholders, including election of the board of directors. The Company’s charter does not provide for cumulative voting in the election of directors.

Dividend Reinvestment Plan—The Company has adopted the DRP, which allows stockholders to have dividends and other distributions invested in additional shares of its common stock at a price equal to $9.50 per share. Stockholders who elect to participate in the DRP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of the Company’s common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash.

During the year ended December 31, 2011, there were 16,647 shares, or $158,000, issued through the DRP. There were no shares reinvested during the year ended December 31, 2010.

Share Repurchase Program—The Company’s share repurchase program (“SRP”) may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased.

The discount will vary based upon the length of time that the shares of the Company’s common stock subject to repurchase have been held. Unless the shares are being repurchased in connection with a stockholder’s death or “qualifying disability”, the prices at which the Company will repurchase shares are as follows:

•	The lower of $9.25 and 92.5% of the price paid to acquire the shares for stockholders who have held their shares for at least one year;

•	The lower of $9.50 and 95.0% of the price paid to acquire the shares for stockholders who have held their shares for at least two years;

•	The lower of $9.75 and 97.5% of the price paid to acquire the shares for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 and 100% of the price paid to acquire the shares for stockholders who have held their shares for at least four years.

Notwithstanding the above, once the Company establishes an estimated value per share of its common stock that is not based on the price to acquire a share in the primary offering or a follow-on public or private offering, the repurchase price per share for all stockholders would be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose.

Repurchase of shares of common stock will be made monthly upon written notice received by the Company at least five days prior to the end of the applicable month. Stockholders may withdraw their repurchase request at any time up to five business days prior to the repurchase date.

The board of directors may, in its sole discretion, amend, suspend, or terminate the SRP at any time. If the board of directors decides to amend, suspend or terminate the SRP, stockholders will be provided with no less than 30 days’ written notice.

During the year ended December 31, 2011, there were 5,630 shares repurchased for $56,300 under the SRP. There were no shares repurchased during the year ended December 31, 2010.

Securities Authorized for Issuance under Equity Compensation Plans—The following table provides information regarding the Company’s 2010 Long-Term Incentive Plan and the Company’s Amended and Restated 2010 Independent Director Stock Plan as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (*)
Equity compensation plans approved by security holders	—	—	9,200,000
Equity compensation plans not approved by security holders	—	—	—

Total	—	—	9,200,000

*	To date, no awards have been granted under the 2010 Long-Term Incentive Plan or the Amended and Restated 2010 Independent Director Stock Plan.

2010 Independent Director Stock Plan—The Company has adopted a long-term incentive plan that will be used to attract and retain qualified directors. The Company’s 2010 Independent Director Stock Plan (the “Independent Director Plan”) will offer these individuals an opportunity to participate in the Company’s growth through awards of shares of restricted common stock subject to time-based vesting. No shares were issued under this plan in 2011 or 2010.

The Company’s conflicts committee will administer the Independent Director Plan, with sole authority to determine all of the terms and conditions of the awards. No awards will be granted under the Independent Director Plan if the grant or vesting of the awards would jeopardize the Company’s status as a REIT under the Internal Revenue Code or otherwise violate the ownership and transfer restrictions imposed under the Company’s charter.

The Company’s board of directors may in its sole discretion at any time determine that all or a part of a director’s time-based vesting restrictions on all or a portion of a director’s outstanding shares of restricted stock will lapse, as of such date as the committee may, in its sole discretion, declare. The Company’s board of directors may discriminate among participants or among awards in exercising such discretion.

The Independent Director Plan will automatically expire on the tenth anniversary of the date on which it was approved by the Company’s board of directors and stockholders, unless extended or earlier terminated by the board of directors. The board of directors may terminate the Independent Director Plan at any time.

4. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s assets and liabilities:

Cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued expenses—The Company considers the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real estate investments—The purchase prices of the investment properties were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, income and expense growth rates and current markets rents and allowances, from management and third party appraisal.

Mortgages loans payable and Notes payable—affiliates—Management believes the carrying amounts approximate fair value based on Level 3 inputs, such as market interest rates available, as of December 31, 2011 and 2010.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial assets and liabilities.

5. REAL ESTATE ACQUISITIONS

During the year ended December 31, 2011, the Company acquired a 100% interest in four grocery-anchored retail centers for an aggregate purchase price of approximately $41.9 million. Subsequent to these acquisitions, the Company contributed these properties to the Joint Venture, in which the Company holds an approximate 54% interest. The Company also acquired a 54% interest in an additional property through the Joint Venture for a purchase price of approximately $14.0 million. The Company financed the acquisitions with net proceeds from the offering and through the issuance of approximately $38.4 million in mortgage notes. The

Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The Company allocated the aggregate purchase price of approximately $15.3 million to land, approximately $36.3 million to building and improvements, approximately $2.6 million to acquired in-place leases, approximately $0.9 million to acquired below-market leases, and approximately $2.6 million to acquired above-market leases. The Company expensed approximately $1.2 million of acquisition costs related to the acquisitions. The Company is finalizing the review of the purchase price allocation and is obtaining additional information with respect to land and building appraisals for the Burwood and Cureton acquisition. Although we do not anticipate any further changes in the fair value measurements, the measurements may be subject to change within 12 months of the acquisition date if new facts or circumstances are brought to our attention that were previously unknown but existed as of the acquisition date.

The following information presents selected pro forma financial information of the Company giving effect to the acquisitions as though they had occurred on January 1, 2010.

The Company estimated that revenues, on a pro forma basis, for the year ended December 31, 2011, would have been approximately $8.2 million (unaudited) and the Company’s net loss attributable to shareholders, on a pro forma basis, would have been approximately $1,865,000 (unaudited).

The Company estimated that revenues, on a pro forma basis, for the year ended December 31, 2010, would have been approximately $7.8 million (unaudited) and the Company’s net loss attributable to stockholders, on a pro forma basis, would have been approximately $1,568,000 (unaudited).

This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.

During June 2011, the Company completed its analysis of the fair value allocation for the acquisition of Lakeside Plaza based on obtaining additional appraisal information. As a results of the change in allocation for this acquisition, there was no material impact to the statement of operations. Below are the initial and revised allocations of the fair value of this center which have been retrospectively reflected in the consolidated balance sheet as of December 31, 2010, in accordance with GAAP:

($000s)	Initial Estimate of Fair Value	Purchase Price Adjustment	Revised Estimate of Fair Value
Lakeside Plaza
Land	$4,306	$(1,692)	$2,614
Building and improvements	4,290	1,688	5,978
Above market leases	151	4	155
In-place leases	325	9	334
Below market leases	(322)	(9)	(331)

Total	$8,750	$—	$8,750

As the acquisition of Lakeside Plaza occurred in December 2010, the impact to the consolidated statement of operations would have been immaterial as a result of the revised fair value allocation, thus no adjustment was recorded.

6. ACQUIRE INTANGIBLE ASSETS

Acquired intangible lease assets consisted of the following as of December 31:

($000s)
	2011	2010
Acquired in-place leases, net of accumulated amortization of $318 and $16	$3,169	$836
Acquired above market leases, net of accumulated amortization of $489 and $27	3,630	1,492

Total	$6,799	$2,328

Amortization expense recorded on the intangible assets during the years ended December 31, 2011 and 2010, was $764,000 and $43,000, respectively.

Estimated amortization expense of the respective acquired intangible lease assets as of December 31, 2011 for each of the five succeeding years is as follows (in thousands):

Year	In-Place Leases	Above Market Leases
2012	$739	$870
2013	739	870
2014	695	849
2015	606	725
2016 and thereafter	390	316

Total	$3,169	$3,630

The weighted average amortization periods for acquired in-place lease and above market lease intangibles are five years.

The aggregate cost of real estate owned at December 31, 2011 for federal income tax purposes was approximately $78.5 million (unaudited).

7. MORTGAGE LOANS AND NOTES PAYABLE—AFFILIATES

As of December 31, 2011, the Company, through the Joint Venture, had approximately $46.8 million of mortgage loans payable. Each of the mortgage notes payable is secured by the respective properties on which the debt was placed. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of these mortgage loans payable. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities securing the mortgage notes payable, was approximately $77.0 million as of December 31, 2011. The mortgage notes may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreements. All of the Company’s current mortgage notes have a revolving credit feature and as of December 31, 2011, the maximum aggregate amount that could be drawn on these notes was $53.4 million.

The following is a summary of the Company’s outstanding debt obligations as of December 31, 2011:

Property and Related Loan	Outstanding Principal Balance	Interest Rate	Loan Type	Payments	Maturity Date

Lakeside Credit Facility (1)	$6.1 million	One-month LIBOR plus 2.40% to 2.85%, depending upon amount outstanding and debt yield	First mortgage loan	Monthly interest only payments through July 1, 2012, followed by continued monthly interest payments and possible monthly payments of principal(2)	December 10, 2012 (3)

Snow View Credit Facility (1)	$2.3 million	One-month LIBOR plus 2.40% to 2.85%, depending upon amount outstanding and debt yield	First mortgage loan	Monthly interest only payments through July 1, 2012 followed by continued monthly interest payments and possible monthly payments of principal(4)	December 15, 2012 (5)

St. Charles Credit Facility (1)	$6.8 million	One-month LIBOR plus 2.40% to 2.85%, depending upon amount outstanding and debt yield	First mortgage loan	Monthly interest only payments through January 1, 2013 followed by continued monthly interest payments and possible monthly payments of principal (6)	June 10, 2013 (7)

Southampton Credit Facility	$5.9 million	Daily LIBOR plus 2.25% to 2.50%, depending upon amount outstanding and debt yield	Revolving credit facility	Monthly interest only payments through April 30, 2013 followed by continued monthly interest payments and possible monthly payments of principal (8)	November 1, 2013 (9)

Centerpoint Credit Facility	$4.9 million	Daily LIBOR plus 2.25% to 2.50%, depending upon amount outstanding and debt yield	Revolving credit facility	Monthly interest only payments through April 30, 2013 followed by continued monthly interest payments and possible monthly payments of principal (10)	November 1, 2013 (11)

Burwood Credit Facility	$11.9 million	Daily LIBOR plus 2.25% to 2.50%, depending upon amount outstanding and debt yield	Revolving credit facility	Monthly interest only payments through April 30, 2013 followed by continued monthly interest payments and possible monthly payments of principal (12)	November 1, 2013 (13)

Cureton Credit Facility	$8.9 million	Daily LIBOR plus 2.25% to 2.50%, depending upon amount outstanding and debt yield	Revolving credit facility	Monthly interest only payments through July 31, 2013 followed by continued monthly interest payments and possible monthly payments of principal (14)	January 1, 2016

(1)

The Lakeside Credit Facility, the Snow View Credit Facility, and the St. Charles Credit Facility subject Lakeside Plaza, Snow View Plaza, and St. Charles Plaza to cross-collateral and cross-default provisions under separate and corresponding provisions of each loan. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Lakeside Credit Facility, the Snow View Credit Facility, and the St. Charles Credit Facility.

(2)

On or before July 1, 2012, total availability under the loan will be reduced by $675,000, and beginning on July 1, 2012 and continuing through the maturity date, availability will be reduced by $20,415 per month, which may require the Company to make monthly principal payments (depending on the then-outstanding borrowings under the loan), in addition to continued monthly interest payments. The Company has the option to prepay any outstanding amounts under the Lakeside Credit Facility at any time in whole or in part without premium or penalty.

(3)	The Company may extend the maturity date of the Lakeside Credit Facility to December 10, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 10, 2012.
(4)

On or before July 1, 2012, total availability under the loan will be reduced by $940,000, and beginning on July 1, 2012 and continuing through the maturity date, availability will be reduced by $28,500 per month, which may require the Company to make monthly principal payments (depending on the then-outstanding borrowings under the loan), in addition to continued monthly interest payments. The Company has the option to prepay any outstanding amounts under the Snow View Credit Facility at any time in whole or in part without premium or penalty.

(5)	The Company may extend the maturity date of the Snow View Credit Facility to December 15, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 15, 2012.
(6)

On or before January 1, 2013, total availability under the loan will be reduced by $742,500, and beginning on January 1, 2013 and continuing through the maturity date, availability will be reduced by $22,500 per month, which may require the Company to make monthly principal payments (depending on the then-outstanding borrowings under the loan), in addition to continued monthly interest payments. The Company has the option to prepay any outstanding amounts under the St. Charles Credit Facility at any time in whole or in part without premium or penalty.

(7)	The Company may extend the maturity date of the St. Charles Credit Facility to June 10, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding on June 10, 2013.
(8)

Beginning on May 1, 2013 and continuing through the maturity date, the Southampton Credit Facility will be reduced by $9,750 per month, which may require the Company to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. The Company has the option to prepay any outstanding amounts under the Southampton Credit Facility at any time in whole or in part without premium or penalty. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Southampton Credit Facility.

(9)

The Company may extend the maturity date of the Southampton Credit Facility to October 10, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding under the credit facility on November 1, 2013.

(10)

Beginning on May 1, 2013 and continuing through the maturity date, the Centerpoint Credit Facility will be reduced by $8,000 per month, which may require the Company to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. The Company has the option to prepay any outstanding amounts under the Centerpoint Credit Facility at any time in whole or in part without premium or penalty. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Centerpoint Credit Facility.

(11)	The Company may extend the maturity date of the Centerpoint Credit Facility to November 1, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding on November 1, 2013.

(12)

Beginning on May 1, 2013 and continuing through the maturity date, the Burwood Credit Facility will be reduced by $19,660 per month, which may require the Company to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. The Company has the option to prepay any outstanding amounts under the Burwood Credit Facility at any time in whole or in part without premium or penalty. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Burwood Credit Facility.

(13)	The Company may extend the maturity date of the Burwood Credit Facility to November 1, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding on November 1, 2013.
(14)

Beginning on August 1, 2013 and continuing through the maturity date, the Cureton Credit Facility will be reduced by $14,000 per month, which may require the Company to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. The Company has the option to prepay any outstanding amounts under the Cureton Credit Facility at any time in whole or in part without premium or penalty. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Cureton Credit Facility.

Below is a listing of the mortgage loans payable and the notes payable to affiliates with their respective principal payment obligations.

($000s) Maturing Debt	Year	Variable Rate Debt	Weighted Average Interest Rate
	2012	$8,465	3.17%
	2013	29,518	2.87%
	2014	168	2.78%
	2015	168	2.78%
	2016	8,469	2.78%
	Thereafter	—	0.00%

	Total	$46,788	2.91%

As of December 31, 2011, the Company was in compliance with all debt covenants.

8. ACQUIRED BELOW MARKET LEASE INTANGIBLES

Acquired below market lease intangibles as of December 31, 2011 and 2010 were:

($000s)
	2011	2010
Acquired below market leases, net of accumulated amortization of $161 and $10	$1,203	$442

Amortization recorded on the intangible lease liabilities for the years ended December, 31, 2011 and 2010, was $151,000 and $10,000, respectively.

Estimated amortization income of the intangible lease liability as of December 31, 2011 for each of the five succeeding years is as follows:

($000s)
Year	Below Market Leases
2012	$269
2013	269
2014	226
2015	171
2016 and thereafter	268

Total	$1,203

The weighted average amortization period for below market lease intangibles is five years.

9. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending, or known to be contemplated, against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on its consolidated financial statements.

10. RELATED PARTY TRANSACTIONS

Advisory Agreement—Pursuant to the Company’s advisory agreement, the Advisor is entitled to specified fees for certain services, including managing the day-to-day activities and implementing the Company’s investment strategy. The Advisor has entered into a sub-advisory agreement with the Sub-advisor, which manages the Company’s day-to-day affairs and the Company’s portfolio of real estate investments, subject to the board’s supervision and certain major decisions requiring the consent of both the Advisor and Sub-advisor. The expenses to be reimbursed to the Advisor and Sub-advisor will be reimbursed in proportion to the amount of expenses incurred on the Company’s behalf by the Advisor and Sub-advisor, respectively.

Organization and Offering Costs—Under the terms of the advisory agreement, the Company is to reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on the Company’s behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering. The Company anticipates that these costs will not exceed the limitation upon completion of the offering. As of December 31, 2011, the Advisor, Sub-advisor and their affiliates have paid approximately $7.1 million of organization and offering costs. Under the terms of the advisory agreement, the Company is to reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on the Company’s behalf, but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering. In addition, approximately $2.0 million of offering costs incurred by the Sub-advisor on the Company’s behalf has not been charged to the Company or been recorded in its consolidated financial statements. Whether these costs will be billed to the Company in the future is at the discretion of the Sub-advisor and will likely depend on the success of the Company’s offering. As of December 31, 2010, the Advisor, Sub-advisor or their affiliates had paid $4.8 million of organization and offering costs.

Acquisition Fee—The Company pays the Advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee is equal to 1.0% of the cost of investments acquired or originated by the Company, including acquisition or origination expenses and any debt attributable to such investments. The Company incurred acquisition fees payable to the Advisor, Sub-advisor and their affiliates of $356,000 and $210,000, respectively, for the years ended December 31, 2011 and 2010 in connection with the property acquisitions. The amount of these acquisition fees outstanding and receivable/(payable) by the Company as of December 31, 2011 and 2010, respectively, were $44,000 and ($210,000). The receivable at December 31, 2011 was due to an overpayment of acquisition fees related to the Cureton Town Center acquisition.

Asset Management Fee—The Company pays the Advisor an asset management fee for the asset management services it provides pursuant to the advisory agreement. The asset management fee, payable monthly in arrears (based on assets held by the Company during the previous month) will be equal to 0.08333% of the sum of the cost of all real estate and real estate-related investments the Company owns and of its investments in joint ventures, including certain expenses and any debt attributable to such investments. However, the Advisor reimburses all or a portion of the asset management fee for any applicable period to the extent that as of the date of the payment, the Company’s modified funds from operations (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from the Sub-advisor or an affiliate thereof (without any corresponding issuance of equity to the Sub-advisor or its affiliate), during the quarter were not at least equal to its declared distributions during the quarter, provided that the distribution rate during such quarter was no more than $0.65 per share on an annualized basis. However, the Company cannot avoid payment of an asset management fee by raising its distribution rate beyond $0.65 per share on an annualized basis. Total asset management fees incurred for the year ended December 31, 2011, were $347,000, with $284,000 of these fees being waived or reimbursed by the Advisor and Sub-advisor. Asset management fees for the year ended December 31, 2010 were $18,000, but were waived by the Advisor and Sub-advisor.

Financing Fee—The Company pays its Advisor or Sub-advisor a financing fee equal to a total of 0.75% of all amounts made available under any loan or line of credit. The Company incurred financing fees payable to the Advisor, Sub-advisor and their affiliates of $180,000 and $110,000, respectively, for the years ended December 31, 2011 and 2010, in connection with the mortgage loans used for property acquisitions. The amount of these financing fees outstanding and receivable (payable) by the Company as of December 31, 2011 and 2010, respectively, were $19,000 and ($110,000). The receivable at December 31, 2011 was due to an overpayment of financing fees related to the Cureton Town Center acquisition.

Disposition Fee—For substantial assistance by the Advisor, Sub-advisor or any of their affiliates in connection with the sale of properties or other investments, the Company will pay the Advisor or its assignee 2.0% of the contract sales price of each property or other investment sold. The conflicts committee will determine whether the Advisor, Sub-advisor or their respective affiliates have provided substantial assistance to the Company in connection with the sale of an asset. Substantial assistance in connection with the sale of a property includes the Advisor’s or Sub-advisor’s preparation of an investment package for the property (including an investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the Advisor or Sub-advisor in connection with a sale. However, if the Company sells an asset to an affiliate, the Company’s organizational documents will prohibit it from paying the Advisor a disposition fee. There were no disposition fees incurred in 2011 or 2010.

General and Administrative Expenses—The sponsors provided $88,000 and $140,000, respectively during the years ended December 31, 2011 and 2010, for certain general and administrative expenses of the Company as capital contributions. The sponsors have not received, and will not receive, any reimbursement for these contributions. The sponsors do not intend to make further capital contributions to continue to fund certain of the Company’s general and administrative expenses. As of December 31, 2011, the Advisor, Sub-advisor and their affiliates have paid $1.1 million of general and administrative expenses. These amounts remain due from the Company.

Subordinated Share of Cash Flows—After investors who have not redeemed their shares have received a return of their net capital contributions and a 7.0% per year cumulative, noncompounded return, the Advisor is entitled to receive a total of 15.0% of the Company’s net cash flows, whether from continuing operations, net sale proceeds or otherwise. This fee is payable only if the Company is not listed on an exchange.

Subordinated Incentive Fee—Upon the listing of the Company’s common stock on a national securities exchange, the Company will pay to the Advisor a fee equal to 15.0% of the amount by which (i) the market value of the outstanding stock plus distributions paid by the Company prior to listing to investors who have not redeemed their shares exceeds (ii) the sum of the total amount of capital raised from investors who have not redeemed their shares and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return to those investors.

Property Manager—All of the Company’s real properties are managed and leased by Phillips Edison & Company Ltd. (“Property Manager”), an affiliated property manager. The Property Manager is wholly owned by the Company’s Phillips Edison sponsor and was organized on September 15, 1999. The Property Manager manages real properties acquired by the Phillips Edison affiliates or other third parties.

The Company pays to the Property Manager monthly property management fees equal to 4.5% of the annualized gross cash receipts of the properties managed by the Property Manager. In the event that the Company contracts directly with a non-affiliated third-party property manager in respect of a property, it will pay the Property Manager a monthly oversight fee equal to 1.0% of the annualized gross revenues of the property managed. In addition to the property management fee or oversight fee, if the Property Manager provides leasing services with respect to a property, the Company will pay the Property Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property. The Company will reimburse the costs and expenses incurred by the Property Manager on its behalf, including legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.

If the Company engages the Property Manager to provide construction management services with respect to a particular property, the Company will pay a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

The Property Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited, to on-site managers and building and maintenance personnel. Certain employees of the Property Manager may be employed on a part-time basis and may also be employed by the Sub-advisor or certain of its affiliates. The Property Manager also directs the purchase of equipment and supplies and will supervise all maintenance activity.

The Company incurred property management fees due to the Property Manager of $157,000 and $0, respectively, for the years ended December 31, 2011 and 2010.

Dealer Manager—The Company’s current dealer manager is Realty Capital Securities, LLC (the “Dealer Manager”). The Dealer Manager is a member firm of the Financial Industry Regulatory Authority (FINRA) and was organized on August 29, 2007. The Dealer manager is indirectly wholly owned by the Company’s AR Capital sponsor and will provide certain sales, promotional and marketing services in connection with the distribution of the shares of common stock offered. Excluding shares sold pursuant to the “friends and family” program, the dealer manager will generally be paid a sales commission equal to 7.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering and a dealer manager fee equal to 3.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering.

Dealer manager fees incurred during the year ended December 31, 2011 were $350,000, of which $76,000 were reallowed to participating broker-dealers. In addition to the reallowance of the dealer manager fees, the dealer manager paid commissions of $1,014,000 to participating broker-dealers in 2011.

There were no dealer manager fees incurred or paid in for the year ended December 31, 2010, as all shares were sold in conjunction with the Company’s “friends and family” program for which no fees or commissions are paid.

Share Purchases by Sub-advisor—The Sub-advisor has agreed to purchase on a monthly basis sufficient shares sold in the Company’s public offering such that the total shares owned by the Sub-advisor is equal to at least 0.10% of the Company’s outstanding shares (ignoring shares issued after the commencement of, and outside of, the initial public offering) at the end of each immediately preceding month. The Sub-advisor will purchase shares at a purchase price of $9.00 per share, reflecting no dealer manager fee or selling commissions being paid on such shares. The Sub-advisor may not sell any of these shares while serving as the Sub-advisor.

As of December 31, 2011, the Sub-advisor owns 21,412 shares of the Company’s common stock, or approximately 0.81% of its common stock that has been issued.

11. ECONOMIC DEPENDENCY

The Company is dependent on the Advisor, Sub-advisor, the Property Manager and their respective affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, asset acquisition and disposition decisions, advances or contributions for distributions, bridge financing, and other general and administrative responsibilities. In the event that the Advisor, the Sub-advisor and/or the Property Manager are unable to provide such services, the Company would be required to find alternative service providers or sources of capital.

As of December 31, 2011, the Company owes the Advisor, Sub-advisor and their respective affiliates approximately $8.4 million for organization and offering expenses, general and administrative expenses, and various fees.

Organization and offering expenses payable	$7.1 million
General and administrative expenses payable	1.2 million
Acquisition, financing, asset management and property management fees payable	0.1 million

Total due as of December 31, 2011	$8.4 million

In addition, $2.0 million of offering costs incurred by the Sub-advisor on the Company’s behalf has not been charged to the Company or been recorded in its consolidated financial statements. Whether these costs will be billed to the Company in the future is at the discretion of the Sub-advisor and will likely depend on the success of the Company’s offering.

As of December 31, 2010, the Company owed the Advisor, Sub-advisor and their respective affiliates $5.5 million for organization and offering expenses, general and administrative expenses, and acquisition and financing fees.

Organization and offering expenses payable	$4.8 million
General and administrative expenses payable	0.4 million
Acquisition, financing, asset management and property management fees payable	0.3 million

Total due as of December 31, 2010	$5.5 million

The sponsors provided $88,000 and $140,000, respectively, during the years ended December 31, 2011, and 2010 for certain general and administrative expenses of the Company as a capital contribution. The sponsors have not received, and will not receive, any reimbursement for this contribution. There is no assurance that the sponsors will continue to contribute monies to fund future expenses.

12. FUTURE MINIMUM RENTS

The Company’s operating leases’ terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

The following table lists, on an aggregate basis, all of the scheduled lease expirations after December 31, 2011 over each of the years ending December 31, 2012 and thereafter for the Company’s seven shopping centers. The table shows the annualized effective rent represented by the applicable lease expirations as of December 31, 2011:

Year	Amount
2012	$6,816
2013	6,564
2014	5,772
2015	5,006
2016	4,800
Thereafter	29,465

Total	$58,423

13. QUARTERLY RESULTS (UNAUDITED)

Although the Company’s operations commenced on September 17, 2010 and the Company acquired two operating properties during the fourth quarter of 2010, the following is a summary of the unaudited quarterly financial information for the years ended December 31, 2011 and 2010. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information.

($000s)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue
2011	$603	$620	$839	$1,467
Operating loss
2011	(99)	(467)	(241)	(898)
Net loss attributable to Company shareholders
2011	(248)	(605)	(440)	(1,071)
Diluted loss per share to shareholders
2011	$(0.28)	$(0.49)	$(0.29)	$(0.46)
Total revenue
2010	$—	$—	$—	$98
Operating loss
2010	—	—	(80)	(630)
Net loss attributable to shareholders
2010	—	—	(80)	(667)
Diluted loss per share to shareholders
2010	$—	$—	$(1.05)	$(3.39)

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

Property Acquisitions

On February 23, 2012, the Company, through the Joint Venture, purchased two shopping centers from the same seller with an aggregate of 129,272 rentable square feet, Tramway Crossing and Westin Centre, for an aggregate purchase price of $11.5 million. Both properties are anchored by Food Lion. Tramway Crossing is located in Sanford, North Carolina and is approximately 95.5% leased with a current aggregate annual effective rent of approximately $546,000. Westin Centre is located in Fayetteville, North Carolina and is 100% leased with a current aggregate annual effective rent of approximately $635,000. The supplemental pro forma revenue and earnings disclosures required by GAAP relating to the recent acquisitions of Tramway Crossing and Westin Centre have not been presented as the initial accounting for these acquisitions was incomplete at the time the consolidated financial statements were issued.

Sale of Shares of Common Stock

From January 1, 2012 through March 11, 2012, the Company raised $7.2 million through the issuance of 0.7 million shares of its common stock under its ongoing public offering. As of March 11, 2012, approximately 146.6 million shares remained available for sale to the public under the Company’s public offering, exclusive of shares available under the DRP.

Distributions

On January 3, 2012, the Company paid a distribution equal to a daily amount of $.00178082 per share of common stock outstanding for stockholders of record for the period for December 1, 2011 to December 31, 2011. The total gross amount of the distribution was approximately $142,000, with $37,000 being reinvested in the DRP, for a net cash distribution of $105,000.

On February 1, 2012, the Company paid a distribution equal to a daily amount of $.00178082 per share of common stock outstanding for stockholders of record for the period for January 1, 2012 to January 31, 2012. The total gross amount of the distribution was approximately $153,000, with $41,000 being reinvested in the DRP, for a net cash distribution of $112,000.

On March 1, 2012, the Company paid a distribution equal to a daily amount of $.00178082 per share of common stock outstanding for stockholders of record for the period for February 1, 2012 to February 29, 2012. The total gross amount of the distribution was approximately $160,000, with $46,000 being reinvested in the DRP, for a net cash distribution of $114,000.

Declaration of Distributions

On February 20, 2012, the Company’s board of directors declared distributions to be paid for daily stockholders of record for the month of April 2012. On March 21, 2012, the Company’s board of directors declared distributions to be paid for the daily stockholders of record for the months of May and June 2012. These distributions will be in a daily amount equal to $.001780802 per share of common stock outstanding.

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2011

($000’s)			Initial Cost (A)				Gross amount carried at end of period
Property Name	City	State	Mortgage	Land	Buildings and Improvements	Adjustments to Basis (B)	Land (C)	Buildings and Improvements (C)	Total (D)	Accumulated Depreciation (E)	Date Constructed / Renovated	Date Acquired
Lakeside Plaza	Salem	VA	$6,125	$2,614	$5,977	$159	$2,614	$6,047	$8,661	$369	1988 / 2001	12/10/10
Snow View Plaza	Parma	OH	2,340	3,386	7,150	1,764	3,386	7,154	10,540	481	1981 / 2008	12/15/10
St. Charles Plaza	Haines City	FL	6,750	2,780	5,709	1,611	2,780	5,710	8,490	169	2007	6/10/11
Centerpoint	Easley	SC	4,854	2,132	4,633	85	2,132	4,644	6,776	60	2005	10/14/11
Southampton Village	Tyrone	GA	5,920	2,133	5,713	504	2,133	5,713	7,846	77	2003	10/14/11
Burwood Village Center	Glen Burnie	MD	11,924	3,640	12,024	937	3,640	12,034	15,674	105	1975 / 2004	11/9/11
Cureton Town Center	Waxhaw	NC	8,875	4,653	8,113	1,185	4,653	8,113	12,766	—	2007	12/29/11

Totals			$46,788	$21,338	$49,319	$6,245	$21,338	$49,415	$70,753	$1,261

(A)	The initial cost to the Company represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.
(B)	Adjustments to basis include additional tangible costs associated with the investment properties.
(C)	The aggregate cost of real estate owned at December 31, 2011.
(D)	Reconciliation of real estate owned:

	2011	2010
Balance at January 1	$19,126	$—
Additions to/improvements of real estate	51,627	19,126

Balance at December 31	$70,753	$19,126

(E)	Reconciliation of accumulated depreciation

	2011	2010
Balance at January 1	$65	$—
Depreciation expense	1,196	65

Balance at December 31	$1,261	$65

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